NEWS RELEASE
Goldcorp Completes Tender Offer for Wheaton River Minerals Ltd.
82% of Wheaton River Shares Acquired by Goldcorp to date

Toronto, Ontario – March 1, 2005 – GOLDCORP INC. (GG:NYSE; G:TSX) is pleased to announce that approximately 470,408,200 Wheaton River common shares, representing approximately 82% of the total outstanding Wheaton River common shares, have been tendered to Goldcorp’s offer to purchase all of the outstanding common shares of Wheaton River on the basis of 0.25 Goldcorp common shares for each Wheaton River common share. The Goldcorp Offer commenced on December 29, 2004 and expired 5:00 p.m. (Toronto time) on February 28, 2005.

Goldcorp expects to complete its acquisition of Wheaton River through a plan of arrangement in which Wheaton River common shares not acquired in the Goldcorp Offer will be acquired for Goldcorp common shares on the same exchange ratio as the Goldcorp Offer and options and warrants to purchase Wheaton River common shares will be converted into options and warrants to purchase Goldcorp common shares. Wheaton River shareholders of record as of March 7, 2005 will be entitled to vote at Wheaton River’s special meetings, to be held on April 12, 2005, to approve the plan of arrangement. Upon completion of the arrangement, Wheaton River will become a wholly-owned subsidiary of Goldcorp.

Goldcorp is now the world’s lowest cost, million ounce gold producer. The acquisition of Wheaton River Minerals Ltd. has increased gold production, gold reserves and resources and given us one of the fastest growth curves in the industry. It has strengthened our already solid balance sheet and lowered production costs per ounce even further. The Company is in excellent financial condition: has NO DEBT, a LARGE TREASURY, positive Cash Flow and Earnings and pays a DIVIDEND twelve times a year! GOLDCORP is completely UNHEDGED. Goldcorp’s shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of GG and G, respectively and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada.

Gold is Money, Goldcorp is Gold!

For further information, please contact:

Ian J. Ball Investor Relations Telephone: (416) 865-0326 Toll Free: (800) 813-1412 Fax: (416) 361-5741 e-mail: info@goldcorp.com	Julia Hasiwar Director, Investor Relations Telephone: 1-800-567 6223 Fax: (604) 696-3001 e-mail: ir@wheatonriver.com

145 King Street West Suite 2700 Toronto, Ontario M5H 1J8 website: www.goldcorp.com	1560-200 Burrard Street Vancouver, British Columbia V6C 3L6 website: www.wheatonriver.com